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05041425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17a-5
PART III**

SEC FILE NUMBER

8- 65653

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2004 AND ENDING_____12/31/2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

	OFFICIAL USE ONLY
JACKSON FINANCIAL GROUP, INC.	FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite #3450
(No. and Street)

CHICAGO   IL   60605
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Tharin   312-260-5880
(Name)   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court   Glendale Heights   IL   60139
(Street)   (City)   (State)   (Zip Code)

CHECK ONE

X	Certified Public Accountant
	Public Accountant
	Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



3|30|2005

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC

	70

ADDRESS

567 James Court	71	Glendale Heights	72	IL	73	60139	74
Number and Street		City		State		Zip Code	

CHECK ONE

X Certified Public Accountant	75	
☐ Public Accountant	76	
☐ Accountant not resident in United States or any of its possessions	77	

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD			
50	51	52	53			

The accompanying notes are an integral
part of these financial statements

-4-

JACKSON FINANCIAL GROUP, INC.
ANNUAL AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2004

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

OATH OR AFFIRMATION

I, _James Train_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Jackson Financial Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____ Signature

_____ CEO _____ Title

_____ 2/28/05 _____ Date

Subscribed and sworn to before me this

_28_ day of ____Feb____, 2005

_____
Notary Public

This report** contains (check all applicable boxes)

[x]	(a)	Facing Page
[x]	(b)	Statement of Financial Condition
[x]	(c)	Statement of Income (Loss)
[x]	(d)	Statement of Cash Flows
[x]	(e)	Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
[x]	(f)	Statement of Changes in Liabilities Subordinated to claims of General Creditors
[x]	(g)	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
[x]	(h)	Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
[x]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
[x]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x]	(l)	An Oath or Affirmation
[ ]	(m)	A copy of the SIPC Supplemental Report
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[x]	(o)	Independent Auditors' Report on Internal Accounting Control
[ ]	(p)	Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

1

TABLE OF CONTENTS

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Jackson Financial Group, Inc.

We have audited the accompanying statement of financial condition of Jackson Financial Group, Inc. as of December 31, 2004 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jackson Financial Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 19 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dimaggio Veraja & Co. LLC

Glendale Heights, Illinois
February 25, 2005

-2-

BROKER OR DEALER	JACKSON FINANCIAL GROUP, INC.	N	3			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04 | 99
SEC FILE NO. 8-65653 | 98
Consolidated | 198
Unconsolidated X | 199

ASSETS

		Allowable		Non-Allowable			
1.	Cash	$ 672,992	200			$ 672,992	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	2,395,016	295				
	B. Other	169,493	300	-	550	2,564,509	810
3.	Receivables from non-customers	-	355	-	600	-	830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	Debt securities		419				
	Options		420				
	Other securities		424				
	Spot commodities	-	430			-	850
5.	Securities and/or other investments						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460	50,000	630	50,000	880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes market value of collateral:		470		640		890
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	6,366	680	6,366	920
11.	Other assets		535	1,319,270	735	1,319,270	930
12.	TOTAL ASSETS	3,237,501	540	1,375,636	740	4,613,137	940

The accompanying notes are an integral
part of these financial statements

BROKER OR DEALER	JACKSON FINANCIAL GROUP, INC.	as of	12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	-	1115	177,105	1305	177,105	1540
15. Payable to non-customers		1155	2,380	1355	2,380	1610
16. Securities sold not yet purchased, at market value			234,900	1360	234,900	1620
17. Accounts payable, accrued liabilities, expenses and other	6,000	1205	-	1385	6,000	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ ___ 970						
2. Includes equity subordination (15c3-1(d)) of ___ 980						
B. Securities borrowings, at market value: from outsiders $ ___ 990				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ ___ 1000						
2. -Includes equity subordination (15c3-a(d)) of 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 6,000	1230	$ 414,385	1450	$ 420,385	1760

Ownership Equity

					Total	
21. Sole proprietorship					$	1770
22. Partnership (limited partners	$	1020	)			1780
23. Corporation:						
A. Preferred stock						1791
B. Common stock					1,055,000	1792
C. Additional paid-in capital					3,151,706	1793
D. Retained earnings					(13,954)	1794
E. Total					4,192,752	1795
F. Less capital stock in treasury						1796
24. TOTAL OWNERSHIP EQUITY					4,192,752	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY				$	4,613,137	1810

The accompanying notes are an integral part
of these financial statements

BROKER OR DEALER	**JACKSON FINANCIAL GROUP, INC.**

For the period (MMDDYY)	01/01/04	3932	to	12/31/04	3933
Number of months included in this statement				12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an e; $		3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange	-	3945
b. From all other trading	10,878	3949
c. Total gain (loss)	313,384	3950
3. Gains or losses on firm securities investment accounts	324,262	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of Investment company shares		3970
6. Commodities revenue	367,820	3990
7. Fees for account supervision, investment company shares		3975
8. Other revenue	842,318	3995
9. Total revenue $	1,534,399	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder offi $	248,930	4120
11. Other employee compensation and benefits	159,164	4115
12. Commissions paid to other broker-dealers	104,845	4140
13. Interest expense	13,759	4075
a. Includes interest on accounts subject to subordinal [4070]		
14. Regulatory fees and expenses	98,664	4195
15. Other expenses	355,910	4100
16. Total expenses $	981,272	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16) $	553,127	4210
18. Provision for Federal Income taxes (for parent only)	(140,000)	4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items $	413,127	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordii $		4211

The accompanying notes are an integral part
of these financial statements

BROKER OR DEALER **JACKSON FINANCIAL GROUP, INC.**

For the period (MMDDY'   01/01/03   to   12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period		$	3,924,988	4240
A. Net income (loss)			413,127	4250
B. Additions (Includes non-conforming capital of	$ [4262])		195,977	4260
C. Deductions (Includes non-conforming capital of	[4272])		(341,340)	4270
2. Balance, end of period (From item 1800)		$	4,192,752	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$		4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$		4330

The accompanying notes are an integral
part of these financial statements

JACKSON FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH PROVIDED BY OPERATING ACTIVITIES

Net Income	$ 413,127
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase)/decrease in assets	
Depreciation	3,580
Receivable from brokers or dealers-clearance	(675,007)
Receivables from brokers or dealers-other	795,546
Receivables from noncustomers	290,870
Other assets	(1,080,588)
Increase/(decrease) in liabilities	
Payable to brokers or dealers-clearance	(219,390)
Payable to brokers or dealers-other	2,380
Securities sold not yet purchased	(444,451)
Other payables	(65,919)
Gain from sale of seat	(146,000)
	(1,125,851)

CASH APPLIED TO INVESTING ACTIVITIES

Purchase of Exchange seats	(790,000)
Sale of exchange seats	1,084,000
Purchase of equipment	(100)
Purchase of certificates (inventory)	(20,367)
	273,533

CASH APPLIED TO FINANCING ACTIVITIES

Shareholder contributions	195,977
Shareholder withdrawals	(341,340)
	(145,363)

NET DECREASE IN CASH	(997,682)
CASH AT BEGINNING OF PERIOD	1,670,674
CASH AT END OF PERIOD	$ 672,992
Interest expense	$ 13,759

The accompanying notes are an integral
part of these financial statements

-9-

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Jackson Financial Group, Inc. ("The Company"), is an Illinois Corporation, formed on September 19, 2002 and commenced operations on January 1, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board of Options Exchange and operates under a joint back office arrangement with Pax Clearing Company. As such, it does not effect transactions other than with brokers or dealers, effect transactions in unlisted options, or carry customer accounts. The Company primarily engages in the proprietary trading of exchange-traded equity securities, equity options, and index options.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Inventory

Inventories are stated at the lower of cost or market, with cost being determined by the average cost method. Inventory consists of certificates purchased for resale. At December 31, 2004, total certificate inventory was valued at $783,371.

Cash Equivalents

The Company considers all highly liquid financial instruments with a maturity date of 3 months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash in bank deposits, which, at times, may exceed federally insured limits of $100,000. At December 31, 2004, the Company's cash in bank deposits exceeded federally insured limits by 14,292. In addition, the Company maintains cash balances in foreign bank accounts and trading accounts that are not federally insured as further explained in Note 4. The Company does not believe its cash balances are at substantial credit risk.

Securities Transactions and Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2004, nor material to the results of its operations for the period then ended. All marketable securities are marked-to-market and carried at fair market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Under SFAS 115, securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading

securities are generally used with the objective of generating profits on the short-term differences in price. The Company classifies all securities as trading securities.

Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation has been computed using both straight-line, and accelerated methods. The accelerated method has been used for tax reporting purposes. Depreciation computed under U.S. generally accepted accounting principles do not differ materially.

Total cost of property and equipment at December 31, 2004 was $10,908 with the related accumulated deprecation totaling $4,542.

Advertising Costs

The Company expenses advertising costs as incurred. Total advertising and promotional expenses during 2004 was $9,472.

Accounts Receivable

The Company has not accrued an allowance for non-collectible receivables because management is of the opinion that all receivables are fully collectable.

Employee Benefits

The Company has not accrued employee benefits because the amount cannot be reasonable estimated.

NOTE 2 – TRADING ACTIVITIES

The Company trades in exchange traded equities, equity options and index options.

The fair value of derivatives represents options contracts at market value. The following table discloses the approximate fair market value of derivative financial instruments held for trading as of December 31, 2004, as well as the approximate average fair market values of derivatives held during 2004:

	December 31, 2004	Average during 2004
Equity & index options assets	$ 151,462	$ 1,978,353
Equity & index options liabilities	(177,105)	(428,228)
Total	($ 25,643)	$ 1,550,125

NOTE 3 – FINANCIAL INSTRUMENTS

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at a value that approximates fair value.

Derivative financial instruments used for trading purposes, principally exchange-traded options, are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. Risk arises from the potential inability of counter-parties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates, or equity index values (market risk).

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

The Company's trading activities are transacted on a cash basis. In connection with these activities, the Company executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Company to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur. The Company seeks to control the risks associated with its trading activities by monitoring trading markets daily.

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity, and do not reflect the amounts at risk.

It is the management's opinion that market risk is substantially diminished when all financial instruments, including stocks owned and sold, not yet purchased, are aggregated.

Concentrations of Credit Risk

The Company is engaged in various trading activities with counter parties, primarily broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

At December 31, 2004, a significant credit concentration consisted of over $2 million, representing the market value of the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

NOTE 5 – NET CAPITAL REQUIREMENTS

At December 31, 2004, the Company's net capital as computed pursuant to the rules of the Chicago Board of Options Exchange was $1,169,189, which was $1,069,189 more than the minimum net capital requirement of $100,000.

NOTE 6 – INCOME TAXES

The Company accounts for income taxes in accordance with Statement of financial Accounting Standards No. 109 Accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax law and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The approximate income tax expense for the year ended December 31, 2004 was $140,000, offsetting the prior year's accrued tax benefit in the same amount.

For the year ended December 31, 2004, the deferred tax liability arising primarily from depreciation expense differences was immaterial.

Subsequent Event

The Company intends to elect S corporation status effective the year ending December 31, 2005, and for all subsequent years. Thus all future income taxes will pass through to the individual shareholder(s).

NOTE 7 – CLEARING AGREEMENT

The Company has a Joint Back Office (JBO) clearing agreement with Pax Clearing Corporation (Pax). The agreement allows JBO participants to receive favorable margin treatments compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of Pax. The Company's investment in Pax is reflected as Investment in and Receivables from in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Pax, exclusive of its preferred stock investment.

NOTE 8 – LICENSING AGREEMENT

During 2003, the Company entered into a licensing agreement for the right to use the name "Chicago Clearing Corporation" from a related company, Certificate Funding Corporation (CFC), solely in connection with the operation of the Company's business. This agreement terminated following the Company's separation from its former parent company as further explained below in Note # 10.

NOTE 8 – RELATED PARTY TRANSACTIONS

Receivables from non-customers consist of amounts forwarded to related entities and employees as follows:

Receivable from CFC-a related corporate entity	$ 487,899
Receivables from shareholder	$ 48,000
Total	$ 535,899

These receivables do not carry interest and none has been accrued because they are considered short term and liquidated frequently.

In addition, the Company has entered into a management agreement with CFC, a related corporation owned by the Company's sole shareholder. This management agreement provides fixed payments to the Company in the amount of $5,000 monthly, along with all net profits of CFC, net of expenses and the fixed payments to the Company. Management fees and net profit paid to the Company from CFC totaled $372,775 during the year ended December 31, 2004.

NOTE 9 – OPERATING LEASES

The Company has a license agreement under which it occupies certain office space. Total rent expense paid under this agreement during 2004 was $24,056.

The agreement provides for termination upon sixty days notice by either party. The future minimum payments under this agreement for the year ending December 31, 2005 are $6,000.

NOTE 10 – LEGAL

During 2004, the Company became independent from its former parent company. Legal expenses involved with this separation, and other related issues amounted to $56,180 during 2004.

NOTE 11 – COMMON STOCK

During 2004, the Company voted to redeem and retire 1,000 shares of common stock, and issue 1,000 shares of no-par stock. Total common stock of the company as of December 31, 2004 is as follows:

Authorized and issued	2,000
Retired	1,000
Issued and outstanding	1,000

NOTE 12 – MEMBERSHIP SEAT

The Company purchased a membership seat on the Chicago Board of Options Exchange (Exchange) on December 18, 2002 for $148,000. The Company sold this seat during May 2004 for $328,000. During 2004, the Company purchased 2 additional seats on the Exchange in July and October for $420,000 and $370,000, respectively. These seats were subsequently sold on November 22, 2004 for $756,000. The net result of these transactions is as follows:

Purchase price of Exchange seats	$ 938,000.
Proceeds from sale of Exchange seats	(1,084,000)
Net gain from sale of Exchange seats	$ 146,000

NOTE 13 – OTHER INCOME

The detail for other income is as follows:

Gain on sale of seat	$ 146,000
Consulting revenue	465,340
Dividend income	21,981
Interest income	23,778
Management income	21,594
Miscellaneous Income	154,098
Seat Lease	8,991
Rebate Income	536
Total	$ 842,318

NOTE 14 – OTHER EXPENSES

The detail for other expenses is as follows:

Broker support	$ 79,455
Corporate	157,092
Communications	709
Occupancy	28,031
Other	90,623
Total	$ 355,910

BROKER OR DEALER   **JACKSON FINANCIAL GROUP, INC.**   as of _____ 12/31/04 _____

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 4,192,752	3480
2.	Deduct ownership equity not allowable for Net Capital		3490
3.	Total ownership equity qualified for Net Capital	4,192,752	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 4,192,752	3530
6.	Deductions and/or charges:		

	A. Total nonallowable assets from Statement of Financial Condition (Notes B :	1,375,636	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts & proprietary capital charges	744	3600		
	D. Other deductions and/or charges		3610	(1,374,892)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			2,817,860	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	1,648,671	3734		
	D. Undue Concentration	-	3650		
	E. Other (List) Loss To Convert		3736	(1,648,671)	3740
10.	Net Capital			$ 1,169,189	3750

NON-ALLOWABLE ASSETS - LINE 9

INVESTMENT IN JBO STOCK	50,000

NON-ALLOWABLE ASSETS - LINE 11

RECEIVABLE FROM SHAREHOLDER	48,000
REFUNDABLE DEPOSIT	487,899
CERTIFICATES AND REMIT STATEMENTS	783,371
	1,319,270

Reconciliation between the audited computation of net capital and that per the Company's unaudited FOCUS report, as filed.

Net Capital Per Company's Unaudited FOCUS Report, as filed		1,183,797
Audit adjusment to correct cash account	3,050	
Less: Reclassify negative receivable	(130)	
Less: Additional expenses	(9,626)	
Less: Accounts payable accrual and estimate	(6,000)	
Less: to correct beginning balance	(1,902)	
		(14,608)
Net capital Per Audited Financial Statements		1,169,189

BROKER OR DEALER   **JACKSON FINANCIAL GROUP, INC.**   as of _____ 12/31/04 _____

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	400	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement			
of subsidiaries computed in accordance with Note (A)	$	**100,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	1,069,189	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	1,168,589	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	6,000	3790
17. Add:			
A. Drafts for immediate credit	$		3800
B. market value of securities borrowed for which no equivalent value is paid or credited			3810
C. Other unrecorded amounts(List)		3820	$ ( ) 3830
19. Total aggregate indebtedness	$	6,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)	%	0	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)	%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3880
24. Net captial requirement (greater of line 22 or 23)	$	250,000	3760
25. Excess net capital (line 100 less 24)	$	919,189	3910
26. Net capital in excess of the greater of:			
A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$	-	3920

NOTES:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

JACKSON FINANCIAL GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2004

The company did not handle any customer cash or securities during the year ended December 31, 2004, and does not have any customer accounts.

JACKSON FINANCIAL GROUP, INC.
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2004

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2004 and does not have any PAIB accounts.

JACKSON FINANCIAL GROUP, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2004

The Company did not handle any customer cash or securities during the year ended December 31, 2004 and does not have any customer accounts.

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DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Jackson Financial Group, Inc.

In planning and performing our audit of the financial statements of Jackson Financial
Group, Inc. for the year ended December 31, 2004, we considered its internal control
structure, including procedures for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements
and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in
making the periodic computations of aggregate indebtedness and net capital under rule
17a-3(a) (11) and the procedures for determining compliance with the exemptive
provisions of rule 15c3-3. We did not review the practices and procedures followed by
the Company in making the quarterly securities examinations, counts, verifications, and
comparisons, and the recordation of differences required by rule 17a-13 or in complying
with the requirements for prompt payment for securities under section 8 of Regulation T
of the Board of Governors of the Federal Reserve System, because the Company does not
carry security accounts for customers or perform custodial functions relating to customer
activities.

The management of the Company is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of internal control structure
policies and procedures and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to
achieve the Commission's above mentioned objectives. Two of the objectives of an
internal control structure and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or disposition and that
transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with U.S. generally
accepted accounting principles.

-18-

Jackson Financial Group, Inc.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

DiMaggio Verde & Co- LLC

Glendale Heights, Illinois

February 25, 2005